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April 11, 2011

Can You Make Change for this $50 Gold Eagle?

By Kevin Feldman

As I’ve written about previously, investment demand for gold remains strong, likely driven by the continued twin risks of debt challenges facing many nations along with the potential for longer run inflation following years of traditional and non-traditional accommodative monetary policy. Gold has historically served investors well during turbulent financial times, both as a portfolio diversifier and as a potential hedge for inflation.

Today, though, I’m interested in an entirely different side of gold — as money. Are we returning to one of the oldest uses of gold as a medium of exchange?

At the risk of triggering an avalanche of ‘barbarous metal’ comments, let me say upfront that the world’s financial system is far more complex and intertwined today than it was in 1971, when President Nixon ended the ability of foreign central banks to redeem dollars for gold that had been established under the 1944 Bretton Woods agreement. Notwithstanding, the high volatility we’ve seen in foreign currency markets (likely not what Milton Friedman had in mind when he hypothesized the benefits of a modern floating rate system before the collapse of Bretton Woods), it’s hard to imagine a return to any modern equivalent of what existed in bygone eras of gold-backed certificates, notes and coins.

With that said, there are some indications that individuals, banks and even central banks have a renewed desire for gold that can’t be explained as purely based on investment merits. Let’s take a look at a couple of these recent trends.

One of the first stories that caught my attention earlier this year was J.P. Morgan announcing that it would begin accepting gold as collateral for some large financial transactions, a role previously reserved for only the safest and most liquid securities such as Treasuries. As this WSJ story points out, daily gold trading volumes have grown quite large, establishing a level of liquidity that is constructive to gold operating as a means of exchange in financial transactions.

Next, we have the U.S. Mint continuing to face high demand for and shortages of American Eagle gold coins. Though I doubt anyone would be foolish enough to pay market prices for a $50 Eagle (above $1,400 this past week) and then use it as $50 legal tender, I wonder sometimes if the implicit endorsement of it as ‘money’ plays a role in the buyer’s preference to hold coins as opposed to other more convenient options.

Last stop on our gold-as-money tour, and by far the biggest money machine of them all — gold purchases by central banks. Central bank gold holdings are a bit of paradox. On the one hand, most central banks are run by highly educated and trained professionals, often academically-oriented economists who would be more likely to describe gold as a metal with limited industrial utility rather than a financial asset on par with other large foreign exchange reserves. In fact, the behavior of some central bankers being net sellers of gold over the last 20 years might have signaled the end of gold’s reserve status.

But the last several years have brought a halt to sales from most central banks and instead they have become net buyers, placing increasing amounts of gold if not literally, then figuratively alongside their yen, euro and dollar reserves. According to December IMF data, China (#6 holder), Russia (#8) and India (#11) have all been adding to their gold reserves. When you consider though that China’s 1,050 tonnes of gold only represents 1.8% of their total reserves (see chart below), there’s a lot of room for continued buying to reach anything close to the levels of many developed countries.

Top 10 Official Gold Holdings

	Country	Tonnes	% of Reserves
1	United States	8133.5	75.20%
2	Germany	3401.8	71.20%
3	IMF	2827.2	*
4	Italy	2451.8	69.60%
5	France	2435.4	67.20%
6	China	1054.1	1.80%
7	Switzerland	1040.1	17.60%
8	Russia	784.1	7.20%
9	Japan	765.2	3.10%
10	Netherlands	612.5	59.60%

Sources: IMF, World Gold Council as of December 2010

*	IMF balance sheets do not allow this percentage to be calculated

From an investor’s standpoint, perhaps the endless debate about whether gold is commodity or currency misses the point entirely. At the end of the day, like all assets, gold’s price is a function of supply and demand and this renewed desire to hold gold as a form of money is another added source of demand.

Author is long IAU.

Source: IMF International Financial Statistics, December 2010.

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LI/TW/FB: Is gold increasingly being viewed as money? | New #iShares Blog post by Kevin Feldman (link)

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